Dejour Energy Reports YE 2014 Reserve Volumes and Values

VANCOUVER, British Columbia--(BUSINESS WIRE)—February 11, 2015 --Dejour Energy Inc. (NYSE MKT: DEJ / TSX: DEJ) (“Dejour” or the “Company”), an independent oil and natural gas exploration and production company operating in North America's Piceance Basin and Peace River Arch regions, is pleased to announce that today it has received the Year End 2014 Reserve Evaluations in accordance with Canada’s National Instrument 51-101* Standards of Disclosure. The current and forecast prices are based on YE 2014 spot and NYMEX futures strips prices adjusted for appropriate transportation differentials, realizable natural gas liquids (NGL’s) value contribution and regional processing costs.

Summary of 2014 Year-End Reserves and Values to the Company’s Working Interests

Reserves Category NI 51-101* Case Canada / US	Light Oil/NGL/ Condensate (Barrels)	Natural Gas (Millions of Cubic Feet)	Net Present Value of Before Tax Cash Flow Discounted at 10% ($C =$US 0.8620)
Proved - PDP/PUD
Canada	178,500	1556	$3.826 mm
US	2,456,500	39,971.7	$36.997 mm
Total	2,635,000	41,527.7	$40.823 mm
Probable
Canada	37,300	856	$1.872 mm
US	1,354,700	22,044.5	$18.209 mm
Total	1,392,000	22,900.5	$20.081 mm
Total
Proved Plus	4,027,000	64,428.2	$60.904 mm
Probable
			Forecast Pricing

SEC Case	Light Oil/NGL/	Natural Gas	Net Present Value of Before
Canada/US	Condensate	(Millions of	Tax Cash Flow Discounted
	(Barrels)	Cubic Feet)	at 10% ($C=$US.8620)
Proved
Canada	178,600	1587	$7.303 mm
US	1,965,400	30,322.8	$60.792 mm
Total	2,144,000	31,909.8	$68.095 mm
			Flat Pricing

*Reserves are defined as the Company’s working interest share of gross reserves before royalty interest reserves.

In Canada, all Proved and Probable Reserves, provided by Calgary, Alberta based GLJ Petroleum Consultants (GLJ) are attributed to the Company’s Woodrush NE BC leasehold interests.

In the US, all Proved and Probable Reserves provided by Boulder, Colorado based Gustavson Associates are attributed solely to the Williams Fork (WF) Formation underlying the Company’s revised 25% working interest following the disposition of 46.43% of its 71.43% working interest at Kokopelli in mid-2014. In this area, the WF is a 3500 ft. thick section of tight gas sands, where economic ultimate recovery approximates 1.25 Billion Cubic Feet (BCFE) equivalent of wet gas per well. Gustavson has identified 143 PDP and PUD locations and 77 Probable Undeveloped locations for the WF in the NI 51-101 case and 143 PDP/PUD locations, only, for the SEC case. The NI 51-101 case provides a broader view of the recovery of hydrocarbons from the Kokopelli leasehold.

"We are pleased to report the significant value retention at YE 2014 of the reserves at our core projects over YE 2013, following a strategic sale in Q2 2014. We look forward to updating reports in 2015 to include our current development progress. With the completion and tie in of the eight new wells at Kokopelli anticipated for mid-year 2015 we are comfortable with our target production forecast of 1200+ BOEPD on a Company-wide basis and prepare for the next opportunity to expand our production base and enterprise value during these volatile times,” states Robert L. Hodgkinson, Chairman & CEO.

About Dejour Energy Inc.

Dejour Energy Inc. is an independent oil and natural gas exploration and production company operating projects in North America’s Piceance Basin (43,500 net acres) and Peace River Arch regions (16,222 net acres). Dejour maintains offices in Denver, USA, Calgary and Vancouver.

Statements Regarding Forward-Looking Information: This news release contains statements about oil and gas production and operating activities that may constitute "forward-looking statements" or “forward-looking information” within the meaning of applicable securities legislation as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by Dejour and described in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties.

Additional information on these and other factors, which could affect Dejour’s operations or financial results, are included in Dejour’s reports on file with Canadian and United States securities regulatory authorities. We assume no obligation to update forward-looking statements should circumstances or management's estimates or opinions change unless otherwise required under securities law.

The TSX does not accept responsibility for the adequacy or accuracy of this news release.

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Contact:
Dejour Energy Inc.
Robert L. Hodgkinson
Chairman & CEO

David Matheson, CFO
604-638-5050
investor@dejour.com

Craig Allison, 914-882-0960
Investor Relations - New York
callison@dejour.com